ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

10 September 2012

Director/PDMR Shareholding

Reed Elsevier announces that, as a result of the appointment of Mr Duncan Palmer as Chief Financial Officer Designate, effective on 24 August 2012, the following awards of shares and options were made to Mr Palmer on 7 September 2012:

a) Award of market price options under the Reed Elsevier Group plc Executive Share Option Scheme (“ESOS”)

PDMR	No. of Reed	No. of Reed	Exercisable between
	Elsevier PLC	Elsevier NV options
	options over	over ordinary
	ordinary shares	shares granted with
	granted with an	an exercise price
	exercise price of	of €10.56 per share
601.5p per share
Duncan Palmer	67,331	48,018	2015 — 2022

The exercise prices for the options noted above were determined using the closing prices of Reed Elsevier PLC ordinary shares and Reed Elsevier NV ordinary shares on the date of grant.

The award of options under ESOS is subject to an adjusted EPS pre-grant performance condition, which determines the size of the annual grant pool available for grants to all participants.
In addition, the vesting of options awarded to a Director is subject to a post-grant performance hurdle of compound adjusted EPS growth of 6% p.a. at constant currencies measured over financial years 2012 through to 2014. The award will vest, subject to performance, on the third anniversary of the date of grant.

b) Award of performance shares

PDMR	No. of Reed Elsevier PLC performance ordinary shares	Vesting
	awarded
Duncan Palmer	179,551	2015

The vesting of this award is subject to the same performance targets as any matching award to be granted to the Chief Executive Officer in 2013, under the Reed Elsevier Growth Plan, as disclosed on pages 69 and 70 of the 2011 Reed Elsevier Directors’ Remuneration Report. Performance targets applicable to this award will be assessed in the first half of 2015. Dividend equivalents accrue on the award over the vesting period and are paid out in cash on vesting to the extent that the underlying shares vest.

c) Award of restricted shares

Mr Palmer also received an award to acquire 249,376 ordinary shares in Reed Elsevier PLC at nil cost to compensate him for the forfeiture of incentives from his former employer. This award will only vest if all unvested stock-based awards with his previous employer lapse. Vesting will occur as to 50% of the award in 2014, following the release of the full year results for the 2013 financial year of the Reed Elsevier group of companies, and the second 50% in 2015, following the release of the full year results for the 2014 financial year. Dividend equivalents accrue on the award over the vesting period and are paid out in cash on vesting to the extent that the underlying shares vest. The award is subject to a time pro-rated claw-back if Mr Palmer resigns or is summarily terminated before 31 December 2014.

In respect of the awards described in b) and c) above, the Reed Elsevier Remuneration Committee considered these to have been essential to secure Mr Palmer’s services, and was satisfied that the awards are appropriate and align his interests with those of shareholders. Both awards fall within paragraph 9.4.2(2)R of the UK Listing Rules.

The share awards will be satisfied using shares provided by the Reed Elsevier Employment Benefit Trust. In addition, approval is being sought from the shareholders of Reed Elsevier NV for half of the awards described in b) and c) to be settled on vesting with Reed Elsevier NV ordinary shares, with the number of NV shares calculated using the closing price of a Reed Elsevier NV ordinary share and the euro/pound sterling exchange rate on the date of grant.

Note: The Reed Elsevier 2011 Directors’ Remuneration Report is available to view or download at Reed Elsevier’s website www.reedelsevier.com.